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                                                                  EXHIBIT (C)(2)

                                                          Chairman of the Board
                                                              President and
                                                             Chief Executive
                                                                  Officer

                                 March 10, 1994

VIA FACSIMILE

Mr. J. R. Anderson
Vice Chairman and Chief Financial Officer
Grumman Corporation
1111 Stewart Avenue
Bethpage, N.Y. 11714-3530

Dear Bob:

     The Board of Directors of Northrop Corporation have authorized the acquisition of Grumman Corporation at a cash price of $60 per share, $5 per share in excess of the recently announced offer by Martin Marietta. On Monday, March 14, we will commence a tender offer for all shares of Grumman Corporation. We have received a commitment letter from the Chase Manhattan Bank N.A. and Chemical Bank totaling $2.8 billion to finance the acquisition.

     Our Board has authorized us also to enter into a tender offer/merger agreement with Grumman on substantially identical terms as those between Grumman and Martin Marietta. In this connection, we are prepared, upon completion of the acquisition, to recommend to our stockholders that the name of this corporation be changed to Northrop-Grumman Corporation, to preserve the proud heritage of the Grumman name in U. S. military aviation.

     Grumman's stockholder interests were not well served when the decision was made to enter into the agreement with Martin Marietta. In light of the fiduciary duties of the directors of Grumman to its stockholders, we believe that its Board of Directors has a legal duty to facilitate the receipt by its stockholders of Northrop's offer, in order that they may freely choose what is obviously a much more favorable transaction. For the same reasons, we believe that we should be furnished substantially the same non-public information concerning Grumman that was furnished to Martin Marietta. We request your confirmation by the close of business Monday, March 14, that you are prepared to furnish such information.

     We and our representatives have been negotiating with Grumman in good faith since early December, responding to Grumman's clear statements that it was "not for sale". We had been working to achieve a mutually acceptable business combination which corresponded as closely as possible to what we understood to be our shared strategic vision. Now, it appears from the tender offer documents that we were not playing on a "level playing field". As early as February 16, your representative asked Martin Marietta but not us to submit their highest and best offer. We never received such a request. Never, in the entire process were we advised that you were in negotiations with another party, that a decision had been made to sell Grumman, or that we should submit our highest and best bid.

     Then, even after we informed you by letter on February 25 of our interest in acquiring Grumman for cash at a price per share "of not less than $50" if invited to do so, Grumman proceeded to enter an agreement with Martin Marietta containing a $50,000,000 lock-up payment to be paid to Martin Marietta if their tender offer is overbid. Under the circumstances, we believe the lock-up agreement with Martin Marietta is improper and illegal.
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     We believe a combination of our companies is a very sound strategic fit which serves our national interest. As we discussed, the transaction is based on the great synergistic fit of our respective businesses. Most importantly, our offer serves the interest of your shareholders and represents an excellent long-term investment for Northrop's shareholders.

     We look forward to your prompt response.

                                          Sincerely,

                                          Kent Kresa

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